Filed Pursuant to Rule 433

Registration No. 333-180488

STEP Income Securities® (STEPS®) are Market-Linked Investments designed to provide you with regular income in addition to growth potential. STEPS are unsecured debt securities of an issuing company that are linked to a market measure—usually, a single stock. STEPS pay quarterly interest coupons based on a fixed annual rate. At maturity, they may also pay an additional “Step Payment” if the linked stock exceeds a predetermined “Step Level” (which is usually the same as the return represented by your coupon payments). You will bear one-to-one downside exposure to declines in the linked stock. Some STEPS have market downside protection, or a buffer, against a certain percentage of the losses. Any returns on STEPS, including any repayment of principal, are subject to the credit risk of the issuer.

STEPS are available in $10 increments (a minimum purchase of $1,000 required), with maturities ranging from one to two years. They can be purchased in new issue offerings or in the secondary market. They’re registered with the Securities and Exchange Commission and may not be listed on any securities exchange.

How can STEPS play a role in my investment strategy?

STEPS offer a way to combine some of the features of growth stocks with those of dividend-paying stocks and traditional debt securities. Suppose you own a large concentration of stock in a single company and are concerned about the risk that represents. You might sell some of that stock and buy an equal amount of STEPS linked to the same stock. Regardless of how the stock performs, you’ll receive regular interest payments. And if the stock price increases by a percentage greater than the return from your interest, you’ll still be able to capture some of its additional upside.

What advantages do STEPS provide?

▪	Income stream. The periodic interest payments allow you to receive income where a direct investment in the linked stock might not.

▪	Potential growth. STEPS allow you to participate in a defined percentage of growth—the Step Payment—if the price of the linked stock reaches or exceeds the Step Level.

▪	Risk and volatility mitigation. The interest payments may help mitigate any declines in the linked stock that would cause you to lose principal.

▪	Simplification. Because Market-Linked Investments such as STEPS offer investors a single packaged solution, they may reduce the complicated financial, tax, legal and operational issues surrounding the execution of sophisticated investment strategies.

▪	Complement to a long-term strategy. STEPS can be integrated into your overall investment strategy without tying up assets for an extended period.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer and member SIPC, and other subsidiaries of Bank of America Corporation.

Investment products:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

What risks do STEPS carry?

▪	Lower returns and loss of principal. If the linked market measure does not perform well, you could experience lower returns than you anticipated or than could have been received from an investment in a conventional bond. Compared with a direct investment in the linked stock, your return is limited to the sum of the quarterly interest payment and the Step Payment, even if the linked stock increases beyond this amount. You can lose some or all of your principal. Even STEPS with a buffer provide market downside protection only up to a point. For example, for STEPS with a 10% buffer, you’re at risk of losing up to 90% of your principal.

▪	Credit risk. Any payments due on STEPS are subject to the credit risk of the particular issuer. If the issuer goes bankrupt or is unable to pay its debts, you could lose all of your investment, even if the underlying market measure performs well. STEPS are unsecured and are not backed by FDIC insurance or other governmental support.

▪	Secondary market risks. You may not be able to sell your STEPS in the secondary market, and Merrill Lynch is not obligated to purchase them from you. The price at which you may be able to sell your STEPS may be lower than the price you paid for them due to a number of factors, including changes in the linked market measure’s performance, the creditworthiness of the issuer, the cost of developing, hedging and distributing the STEPS, as well as the issuer’s borrowing rate for issuing Market-Linked Investments.
▪	Specific risks of the linked market measure. There are specific risks associated with the linked market measure. You should be familiar with these risks before investing.

▪	Tax consequences. The interest will generally be taxed as ordinary income, and the Step Payment will generally be taxed as capital gain. The U.S. federal tax treatment is uncertain, and you should consult your own tax advisor before investing.

What charges do I pay when purchasing STEPS, and how does Merrill Lynch benefit?

The $10 per unit you pay for newly issued STEPS includes compensation to Merrill Lynch for distributing the STEPS and may include an estimated profit credited to Merrill Lynch from related hedging arrangements associated with the STEPS. These fees and charges, as well as the rate at which the issuer borrows funds under the STEPS, reduce the economic terms of the STEPS to you and result in their estimated initial value being less than the offering price. This is discussed in more detail in the offering documents. If you buy or sell STEPS on the secondary market, you may pay trading commissions and markups.

The trading, hedging and investment activities conducted by Merrill Lynch and its affiliated companies in the ordinary course of business may affect the return on STEPS. When STEPS are issued by Bank of America Corporation (the parent company of Merrill Lynch), the proceeds will be used for the company’s operating or funding needs.

Merrill Lynch offers a variety of Market-Linked Investments in four basic categories...

Offer exposure to the upside performance of the linked market measure with no or limited exposure to declines in the value of that market measure at maturity. Payments remain subject to issuer credit risk.

May offer access to less readily available markets that may not be available through the other categories. Usually have one-to-one upside and downside exposure similar to a direct investment in the linked market measure.

Offer periodic, variable or fixed interest payments with, in some instances, an added payout at maturity based on the performance of the linked market measure. Generally offer no or limited market downside protection.

Offer the potential to receive better-than-market returns if the linked market measure performs well, often up to a cap. Generally offer no or limited market downside protection.

IMPORTANT NOTICE: This Investor Education Guide provides an overview of STEPS only and does not provide the terms of any specific security proposed to be sold. Merrill Lynch will furnish you with a prospectus that contains the terms of the relevant offering. Before making any decision to invest, you should read that prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information. Additionally, you should consult your accounting, legal or tax advisors before investing.

Before selling any particular STEPS, the issuer will have filed a registration statement, including a prospectus, with the Securities and Exchange Commission (SEC) containing more complete information about the potential offerings described in this Investor Education Guide. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you; call Merrill Lynch toll-free at 1-866-500-5408.

Merrill Lynch Wealth Management is a registered trademark of Bank of America Corporation.

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